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                                     IWL
                          THE POWER OF SYNERGY-TM-



                    IWL Communications. Inc. Acquires ICEL

     HOUSTON, Jan. 29/PRNewswire -- IWL Communications, Inc. (Nasdaq: IWLC) ("IWL") today announced the completion of its acquisition of Integrated Communications and Engineering Limited ("ICEL") The acquisition was funded with IWL common stock and cash.

     ICEL, founded in 1994, is a communications service provider to oil and gas companies operating in the North Sea. ICEL's services are very similar to those provided by IWL in the Gulf of Mexico. The acquisition will allow IWL to better serve customers which have drilling rigs and ships located in these regions. For fiscal year ended August 31, 1997, ICEL had sales of 1,936M British Pounds Sterling or approximately $3.1M USD with pretax profit of 104,662 British Pounds Sterling or approximately $168,506 USD.

     IWL will combine INMARSAT and maritime communications products with other carrier service offerings to provide customers with turnkey telecommunication solutions to include special and switched access services both internationally and domestically. ICEL/IWL Aberdeen will serve not only the oil and gas industry IMMARSAT needs but also the northeast Scottish marine and fishing industry. Additionally, IWL is exploring ways to support the oil and gas industry in the Norwegian sector of the North Sea. However, no operations have been finalized.

     IWL provides advanced telecommunication solutions to customers with operations in remote, difficult-access regions and in areas around the world where government deregulation has created new market opportunities. IWL delivers comprehensive telecommunication services to its customers by utilizing a broad range of technologies, including fiber optic networks, satellite systems, microwave radio systems, trunked and conventional two-way radio, and data communication networks.

     IWL is also an interexchange carrier that provides special and switched access services internationally and domestically under the IWL Connect(TM) brand name. For additional company information please visit the IWL Communications, Inc. World Wide Web home page at http://www.iwlc.com.



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                             IWL COMMUNICATIONS, INC.
            12000 AEROSPACE AVENUE, SUITE 200 - HOUSTON, TEXAS 77034 -
              TELEPHONE: (281) 482-0289 - FACSIMILE: (281) 482-9144